UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Diamond Management & Technology Consultants, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Employee Unvested Restricted Stock Units to be settled in Common Stock par value $0.001 per share

(Title of Class of Securities)

25269L106

(CUSIP Number of Class of Securities)

Steven R. Worth

General Counsel and Secretary

Diamond Management & Technology Consultants, Inc.

875 North Michigan Avenue, Suite 3000

Chicago, Illinois 60611

(312) 255-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Leland E. Hutchinson

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,436,633	$214

*	Calculated solely for purposes of determining the filing fee. This amount assumes that all 2,265,261 eligible unvested Restricted Stock Units that could be settled in shares of common stock of Diamond Management & Technology Consultants, Inc. will be exchanged pursuant to this offer for 1,812,211 shares of common stock valued at $3.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $214.	Filing Party: Diamond Management & Technology Consultants, Inc.
Form or Registration No.: Schedule TO, File No. 5-53119.	Date Filed: February 5, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on February 5, 2009 (“Schedule TO”), as amended by Amendment no. 1 to Schedule TO filed with the Commission on February 26, 2009 and relates to our offer to exchange eligible restricted stock units held by our employees for our common stock, par value $0.001 per share, upon the terms and subject to the conditions in the Offer to Exchange dated February 5, 2009 (the “Offer to Exchange”), as it may be amended from time to time. This Amendment amends and supplements Schedule TO as set forth below.

The information in the Offer to Exchange, a copy of which was previously filed on Schedule TO as Exhibit (a)(1)(A) thereto, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Unless the context requires otherwise, references in this Schedule TO to “Diamond,” the “Company,” “we,” “us,” “our,” and “ours” mean Diamond Management & Technology Consultants, Inc.

ITEM 10.	FINANCIAL STATEMENTS.

Item 10 of the Schedule TO, which incorporates by reference, in part, the information contained in Section 10 of the Offer to Exchange, is hereby amended and supplemented as follows:

1.	Section 10 of the Offer to Exchange is hereby amended by inserting a new table immediately after the Balance Sheet Data table in the subsection entitled “Selected Financial Data” with the following table:

	Year ended March 31,					Three months ended December 31, 2008
(in thousands, except ratio amounts)	2004	2005	2006	2007	2008
Income from Continuing operations before income taxes	$990	$26,151	$13,144	$14,123	$19,108	$2,400
Fixed Charges:
Interest expense	$—	$21	$55	$12	$47	$54
Estimated portion of rental expense attributable to interest	$538	$448	$333	$286	$220	$64

Total fixed charges	$538	$469	$388	$298	$267	$118

Total earnings	$1,528	$26,620	$13,532	$14,421	$19,375	$2,518

RATIO OF EARNINGS TO FIXED CHARGES	2.8	56.8	34.9	48.4	72.7	21.3

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(10)	Supplement to Offer to Exchange Restricted Stock Units for Common Stock dated March 5, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2009

DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.

By:	/s/ KARL E. BUPP
Name:Karl E. Bupp Title: Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Restricted Stock Units for Common Stock dated February 5, 2009, as amended February 25, 2009 and March 5, 2009.

(a)(1)(B)*	Form of Election Form.

(a)(1)(C)*	Form of Notice of Withdrawal Form.

(a)(1)(D)*	Form of Confirmation of Receipt of Election Form.

(a)(1)(E)*	Form of Confirmation of Receipt of Notice of Withdrawal Form.

(a)(1)(F)*	Form of Employee Announcement summarizing the Offer and directing employees to further information.

(a)(1)(G)*	Form of Equity Programs Message to all Diamond employees.

(a)(1)(H)*	Form of Reminder of Expiration Date.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(a)(9)*	Supplement to Offer to Exchange Restricted Stock Units for Common Stock dated February 25, 2009.

(a)(10)	Supplement to Offer to Exchange Restricted Stock Units for Common Stock dated March 5, 2009.

(b)	Not applicable.

(d)(1)	Amended and Restated 1998 Equity Incentive Plan (filed as Exhibit 10.2 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 000-22125) and incorporated herein by reference).

(d)(2)	Form of Notices of Grant and Restricted Stock Unit Agreement (filed as Exhibit 10.4 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).

(d)(3)	Form of Notices of Grant and Stock Appreciation Rights Agreement (filed as Exhibit 10.5 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2005 (File No. 000-22125) and incorporated herein by reference).

(d)(4)	2000 Stock Option Plan (filed as Exhibit 10.7 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(5)	Form of Notices of Grant and Restricted Stock Unit Agreement under the 2000 Stock Option Plan (filed as Exhibit 10.8 to Diamond’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(6)	Partners’ Operating Agreement dated as of April 1, 2007 (filed as Exhibit 10.3 to Diamond’s Annual Report on Form 10-K for the period ended March 31, 2007 (File No. 000-22125) and incorporated herein by reference).

(d)(7)	Summary of Outside Director Board Compensation (disclosed in Item 5 of Diamond’s Quarterly Report on Form 10-Q filed November 6, 2008 (File No. 000-22125) and incorporated herein by reference).

(d)(8)	Employee Stock Purchase Plan (filed as Exhibit 10.9 to Diamond’s Quarterly Report on Form 10-Q filed November 6, 2008 (File No. 000-22125) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.